04024740

82-3300

Reliance
Industries Limited

Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 3041 1841 / 3041 1821 Fax : 3041 1069

April 23, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record:

Sl No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 41	April 22, 2004	Intimation regarding Board Meeting to consider Audited Results for the financial year 2003-04.
2	Clause 47 (c)	April 23, 2004	Certificate by Practicing Company Secretary regarding delivery of all certificates within the respective periods stipulated under the Listing Agreement from the date of lodgement for transfer, sub-division, consolidation, renewal and exchange.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Surendra Pipara
Jt. Company Secretary

dlw 5/3

Enc: a/a

Reliance
Industries Limited

Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 3041 1841 / 3041 1821 Fax : 3041 1069

April 22, 2004

The Secretary
Stock Exchange
Rotunda Building
1st Floor, Mumbai Samachar Marg
Mumbai 400 001

Dear Sir,

Sub: **Board Meeting**

We wish to inform that a meeting of the Board of Directors of the Company will be held on **Thursday, the 29th April, 2004** to consider, inter alia, the Audited Financial Results of the Company for the financial year ended on 31st March, 2004, as also to recommend dividend on Equity Shares for the said year.

We shall inform you the decision of the Board of Directors after conclusion of the meeting.

Thanking you,

Yours faithfully,
For **RELIANCE INDUSTRIES LTD.**

Surendra Pipara
Jt. Company Secretary

cc:to: - The Secretary
The Stock Exchange, Kolkata

National Stock Exchange	]	
National Securities Depository Limited	]	Mumbai
Central Depository Services Ltd.	]	

Reliance
Industries Limited

Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 3041 1841 / 3041 1821 Fax : 3041 1069

April 23, 2004

MR. AJITH SAWANT (DCS-CRD)
THE STOCK EXCHANGE, MUMBAI
PHIROZE JEEJEEBHOY TOWERS
DALAL STREET
MUMBAI 400 001

SCRIP CODE : 500325

THE SECRETARY
NATIONAL STOCK EXCHANGE OF INDIA LTD.
EXCHANGE PLAZA, 5TH FLOOR
PLOT NO. C/1, G BLOCK
BANDRA-KURLA COMPLEX
BANDRA (EAST)
MUMBAI 400 051

THE SECRETARY
CALCUTTA STOCK EXCHANGE ASSN. LTD.
7 LYONS RANGE
KOLKATA 700 001

Dear Sir,

Sub : **Certificate under Clause 47(c)**

In terms of Clause 47(c) of the Listing Agreement, we are enclosing a Certificate issued by practising Company Secretary for the half year ended 31st March, 2004.

Kindly take the same on record.

Thanking you,

Yours faithfully,
For **RELIANCE INDUSTRIES LIMITED**

SURENDRA PIPARA
JT. COMPANY SECRETARY

Encl : a/a

bhupendra k. shroff
m.com.,ll.b.(advocate),
f.c.s., c.i.a. (u.s.a.)
practicing company secretary
(company law consultant)

504, dalamal chambers,
29, sir, v. thakersey marg,
bombay - 400 020.
Tel. : 22035948, 22031048

CERTIFICATE

I have examined all relevant Books, Registers, Forms, documents and Papers of RELIANCE INDUSTRIES LIMITED (the Company) produced before me for the purpose of issuing the certificate under sub clause (c) of Clause 47 of the Listing Agreement with the Stock Exchanges and based on such examination as well as information and explanations furnished to me which to the best of my knowledge and belief were necessary for the purposes of my certification, I hereby certify that in my opinion and to the best of my information and belief, the Company through its Registrar and Share Transfer Agents KARVY COMPUTERSHARE PRIVATE LIMITED OF 46, Avenue 4, Street No. 1, Banjara Hills, Hyderabad 500 034 has in relation to the half-year ended on 31st March, 2004, delivered all certificates within the respective periods stipulated under the Listing Agreement from the date of lodgement for transfer, sub-division, consolidation, renewal and exchange.

BHUPENDRA K. SHROFF
Company Secretary
C.P. No. 116

CP 116

PLACE: MUMBAI
DATED: 23rd April, 2004

bhupendra k. shroff
504, dalamal chambers,
29, sir v. thackersey marg,
bombay-400 020.